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                           SUBSIDIARIES OF THE COMPANY



1. M/I Financial Corp., an Ohio corporation. M/I Financial Corp. is wholly-owned by the Company.

2. M/I Homes, Inc., an Arizona corporation. M/I Homes, Inc. is wholly-owned by the Company.

3. M/I Homes Construction, Inc., an Arizona corporation. M/I Homes Construction, Inc. is wholly-owned by the Company.

4. 601RS, Inc., an Ohio corporation. 601RS is wholly-owned by the Company